July 28, 2011
FILED VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief Christine Davis, Assistant Chief Accountant

Re:	PROS Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 filed February 28, 2011 File No. 001-33554
Ladies and Gentlemen:
     We are writing this letter in response to the comment letter dated July 21, 2011 (the “Comment Letter”) of the staff (the “Staff ”) of the Securities and Exchange Commission (the “Commission”) regarding Form 10-K for the Fiscal Year Ended December 31, 2010 filed February 28, 2011 (the “Form 10-K”) by PROS Holdings, Inc. (the “Company”). This letter restates the numbered comments of the Staff together with the Company’s responses thereto.
Form 10-K for the Year Ended December 31, 2010
Notes to Consolidated Financial Statements
Note 7. Share-based compensation, page F-15
1.	Your disclosure on page F-16 indicates that you recorded an immaterial out of period adjustment in 2010. Please describe the nature of the adjustment, the period in which the adjustment relates and provide us with your SAB 99 analysis, including the specific quantitative and qualitative factors you considered when determining that the adjustment was not material to the prior and current periods.

Response: In September 2010, the Company implemented a new automated system (the “System”) to compute stock-based compensation expense, forfeiture rates, and grant date fair values. Previously, the Company had computed these amounts using spreadsheets and manual processes. On implementation of the System the Company identified differences between the expense previously recorded and the expense as computed by the System. On investigation, the Company identified two primary causes of the differences. The Company noted differences in the calculation of expense as the System recorded expense on a daily basis whereas the Company had previously used a monthly accounting convention to calculate the expense. The Company also identified differences between estimated forfeitures and actual forfeitures on vesting of awards had not previously been recorded. The Company concluded the System estimation of stock-based compensation expense to be more precise than the previously described manual process.

On evaluating the reasons for the changes in cumulative expense the

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Company concluded the changes were the result of errors in the prior methodologies for calculating expense by period and not a change in estimate. Accordingly, the Company concluded that the adjustment was an error and evaluated the out-of-period adjustment under SAB 99 on a quantitative and qualitative basis.

Quantitative Analysis

As noted above, the Company evaluated the impact of the changes in computation of our stock-based compensation on our historical consolidated financial results by analyzing the stock-based compensation expense as recomputed for the historical periods to the recorded stock-based compensation expense for the years ended December 31, 2007, 2008, and 2009. In addition, the Company evaluated the impact on the stock-based compensation as recorded and as recomputed for the nine month period to September 30, 2010 and for the three month periods ended March 31, 2010, June 30, 2010 and September 30, 2010. Attached as Exhibit A is an analysis by period of the differences between the expense as recorded and the recomputed stock-based compensation expense and the associated impact on pre-tax income.

The Company also considered the guidance of ASC 250-10-45-27, Interim Reporting. As the errors were not material in relation to reported income and did not effect the trend of earnings, the Company concluded that the out-of-period adjustment was not quantitatively material, recorded the adjustment in the third quarter of 2010 and disclosed the impact in its third quarter interim financial statements.

Qualitative Factors

In addition to the quantitative factors considered above, the Company has also reviewed the effect of stock-based compensation adjustment against qualitative factors as follows:

Whether the adjustment arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. The measurement of stock-based compensation expense in any period requires the use of estimates, including estimates of projected forfeiture rates. The misstatement arose primarily from the application of forfeiture rates and the timing of adjustments to true-up forfeitures based on actual forfeiture activity. The forfeiture rate is inherently an estimate.

Whether the adjustment masks a change in earnings or other trends. Given the size of the adjustment, there would have been no significant change to earnings and the Company did not believe that the adjustment masked any change in earnings or other trends.

Whether the adjustment hides a failure to meet analysts’ consensus expectations for the enterprise. The Company did not believe that the adjustment amounts would have hidden a failure to meet analysts’ consensus expectations in any period.

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Whether the adjustment changes a loss into income or vice versa. The impact of the adjustment would not have changed a loss into income or vice versa for any period.

Whether the adjustment concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. The Company only operates in a single segment and the adjustment relates to the calculation of stock-based compensation of employees generally.

Whether the adjustment affects the registrant’s compliance with regulatory requirements. No regulatory requirements were affected by the adjustment.

Whether the adjustment affects the registrant’s compliance with loan covenants or other contractual requirements. The adjustment would have had no affect on any loan covenants or other contractual requirements.

Whether the adjustment has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The adjustments did not increase management’s compensation in any of the relevant periods.

Whether the adjustment involves concealment of an unlawful transaction. The cumulative adjustment did not involve the concealment of an unlawful transaction.

Whether trends in the stock price of the company were substantially affected. The Company did not believe that any trends in its stock price were affected as a result of the adjustment.

After considering all the quantitative and qualitative factors described above, the Company concluded that the cumulative adjustment was immaterial to the Company’s previously-issued annual financial statements and recorded the out-of-period adjustments to correct cumulative stock-based compensation expense in the 2010 period.

2.	We note that in 2010 you issued SARs and that you estimated the volatility using the historical volatilities of similar public companies given the limited stock price history of your stock. Given that you have been a publicly traded company for over 3 years it is unclear to us why you continue to use the volatility of similar public companies. Please tell us how you considered ASC 718-10-55-37(c) which indicates that when determining volatility one should consider “the length of time its shares have been publicly traded. If that period is shorter than the expected or contractual term of the option, the term structure of volatility for the longest period for which trading activity is available shall be more relevant.”

Response: The Company advises the Staff that the Company utilized an expected term of 4.6 years in determining the value of SARs issued during the year ended December 31, 2010. The Company only had a limited trading history during 2010 as the Company completed its initial public offering in July 2007. Due to the Company’s short public trading history and the lack of historical data at least equal to the expected term of the awards issued, the Company considered all of the guidance in ASC 718 and the guidance of the SEC Staff in SAB Topic 14 regarding the use of assumptions that market participants would likely use in determining the value of an award. The Company utilized the Black-Scholes option pricing valuation model to value the SARs that were issued and utilized an estimate of volatility as an input to the valuation model. As discussed above, as the Company did not have historical data at least equal to the expected term of the awards issued, so the Company considered multiple factors, including the volatility of

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peer companies for those periods for which volatility information for the Company was not available.

The Company believes that a market participant would consider multiple factors, including the Company’s own historical volatility and the volatility of an appropriately selected peer group of companies, in estimating the exchange price of the Company’s SARs and that the Company’s approach resulted in the determination of a reasonable estimate of its expected volatility. The Company confirms to the Staff that as it continues to accumulate more trading history to support its own historical volatility, the Company expects to place greater weight on its own historical volatility than other factors in the determination of expected volatility for purposes of valuation of share-based awards.

The Company supplementally advises the staff that a 5% increase or decrease in the volatility assumption utilized in the Black-Scholes model for awards granted in 2010 would have had an immaterial impact on the stock-based compensation expense recorded for the year ended December 31, 2010. A 5% increase in the volatility assumption utilized would have increased stock-based compensation expense for the year ended December 31, 2010 from $6.964 million to $6.982 million (an $18,000 increase) and a 5% decrease would have reduced stock-based compensation expense for the year ended December 31, 2010 from $6.964 million to $6.946 thousand (an $18,000 decrease).
Note 9. Commitments and Contingencies, page F-19
3.	We note your disclosures regarding litigation contingencies, both general and specific. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made or, if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

Response: The Company acknowledges the Staff’s comment regarding its disclosures in Note 9 of the financial statements within the Company’s Form 10-K and respectfully submits to the Staff that the Company did not believe as of the time of filing of its Form 10-K that there was a reasonable possibility of a loss exceeding amounts already recognized and disclosed. As of the date of filing of the Form 10-K, the Company was not involved in any litigation matters, and the costs related to the settlement of the Harrah’s litigation matter were fully set forth in Note 9 and had been fully accrued in 2010. The Company has not incurred any additional losses with respect to the Harrah’s litigation in 2011.

4.	We note that in September 2010 you settled the Harrah’s litigation and recorded a charge of $5.1 million, including $1.0 million of legal fees, in the quarterly period ended September 30, 2010. Please tell us where you disclosed in your Form 10-Q for the quarterly period ended June 30, 2010 the reasonably possible loss related to this matter, or tell us why you did not provide such disclosure.

Response: In addition to the disclosure reflected on the face of the Company’s financial statements, the Form 10-Q for the quarterly period ended June 30, 2010, filed August 5, 2010, included the following disclosures related to the Harrah’s litigation:

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Note 4. Commitments and Contingencies (page 10) and Part II, Item 1, Other Information — Legal proceedings (pages 20 — 21),

“In April 2008, Harrah’s Entertainment, Inc. (“Harrah’s”) brought suit in the District Court for Clark County, Nevada against the Company alleging that the Company failed to deliver contracted for software. The claims brought by Harrah’s, as amended, include breach of contract, fraud and negligent misrepresentation. In May 2008, the Company filed an answer and has brought counterclaims, as amended, for breach of contract, violation of the duty of good faith and fair dealing, breach of confidentiality and misappropriation of trade secrets. The Company believes the attempted termination of the contract by Harrah’s is wrongful, and the Company is vigorously defending this matter and seeking payment of remaining amounts owed under the contract. Certain management and key personnel in the Company are devoting significant time to this matter. Given the inherent uncertainties in any litigation, the Company is unable to make any predictions as to the ultimate outcome and no provision for loss or other costs has been recorded. The Company had $1.1 million of capitalized implementation costs included in other assets, $0.2 million in accounts receivable and $6.1 million of long-term deferred revenue related to the Harrah’s contract as of March 31, 2008. In April 2008, these amounts were netted and $4.9 million was classified as other current liabilities given the uncertainty associated with this contract and the litigation. This amount has not changed since April 2008 and will continue to be presented in the accompanying unaudited condensed consolidated balance sheets as other current liabilities. The Company has reached the limits of its insurance coverage and began expensing costs related to this litigation beginning in the second quarter of 2010. For the three months ended June 30, 2010, the Company had costs of $1.0 million related to this litigation. Unless the matter is resolved earlier, the trial date is currently scheduled for the first quarter of 2011. As the litigation process is inherently uncertain, the Company is unable to predict the outcome or ultimate cost of the above described matter. Costs and losses from the litigation could have a material impact on the Company’s business and its results of operations or financial position.” [Emphasis added.]

Management’s discussion and analysis of financial condition and results of operations (page 12)

“Litigation expense. We are currently involved in litigation with a customer related to our software. During the second quarter of 2010, we incurred $1.0 million of litigation expense related to this dispute and expect to incur approximately $1.4 million of litigation expense related to this dispute in the third quarter of 2010. We anticipate that the expense related to this litigation will increase as we approach trial which currently is scheduled for the first quarter of 2011. We believe the attempted termination of the contract is wrongful, and we are vigorously defending this matter and seeking payment of remaining amounts owed under the contract. For additional information on this litigation, please see footnote 4 of the notes to unaudited condensed consolidated financial statements.”

The Company respectfully submits that at the time of filing of its Form 10-Q, the Company believed that the litigation matter would proceed to trial, and the Company did not have reason to believe that settlement was probable, much less eminent. The Company described in its disclosures the amounts that had been accrued as well as the reasonable possibility of litigation-related expense of $1.4 million in the third quarter of 2010 and increasing expense thereafter as the trial date approached. The Company also disclosed that it was unable to estimate the range of loss of the litigation matter.

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Further the Company informs the Staff that the discussions that ultimately led to the settlement commenced after the filing of the Form 10-Q, culminating in the Company and Harrah’s entering into the settlement agreement in September 2010. As of the date of filing, no decision had been made by the Company to pursue settlement or to settle. The Company did not know the willingness, if any, of Harrah’s to settle, and the Company and Harrah’s were not exchanging terms of settlement upon which an estimate of reasonably possible loss could have been based. As a result, the Company believes that the Form 10-Q properly provided that the Company was unable to estimate as of the date of filing the reasonably possible loss associated with the Harrah’s litigation beyond the disclosures and estimates provided therein.
*****
Further, as requested by the Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 335-5151 if you have any questions regarding this letter.

Sincerely, PROS HOLDINGS, INC.
By:	/s/ Charles H. Murphy
Charles H. Murphy
Chief Financial Officer

cc:	Andres Reiner (PROS Holdings, Inc.) John J. Gilluly III (DLA Piper LLP US)

3100 Main Street, Suite 900 — Houston, TX 77002 — (713) 335-5151 — www.prospricing.com

Exhibit A

	2007 Impact
	As reported	Adjustment	As adjusted	% Change
Revenue	$62,079	$—	$62,079	0.0%
Cost of revenue	17,944	(5)	17,939	0.0%
Operating expenses	33,129	(27)	33,102	-0.1%
Income before taxes	11,760	32	11,792	0.3%
Income tax provision	1,243	11	1,254	0.9%
Net income	$10,517	$21	$10,538	0.2%

EPS	$0.45	$—	$0.45

	2008 Impact
	As reported	Adjustment	As adjusted	% Change
Revenue	$75,588	$—	$75,588	0.0%
Cost of revenue	19,252	(22)	19,230	-0.1%
Operating expenses	42,403	(121)	42,282	-0.3%
Income before taxes	15,045	143	15,188	1.0%
Income tax provision	4,288	50	4,338	1.2%
Net income	$10,757	$93	$10,850	0.9%

EPS	$0.40	$0.01	$0.41

	2009 Impact
	As reported	Adjustment	As adjusted	% Change
Revenue	$68,783	$—	$68,783	0.0%
Cost of revenue	18,645	(1)	18,644	0.0%
Operating expenses	42,771	(7)	42,764	0.0%
Income before taxes	7,563	8	7,571	0.1%
Income tax provision	2,047	3	2,050	0.1%
Net income	$5,516	$5	$5,521	0.1%

EPS	$0.21	$—	$0.21

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	2010 Q1 Impact
	As reported	Adjustment	As adjusted	% Change
Revenue	$17,327	$—	$17,327	0.0%
Cost of revenue	4,715	(1)	4,714	0.0%
Operating expenses	11,846	(8)	11,838	-0.1%
Income before taxes	777	9	786	1.2%
Income tax provision	306	3	309	1.0%
Net income	$471	$6	$477	1.2%

EPS	$0.02	$—	$0.02

	2010 Q2 Impact
	As reported	Adjustment	As adjusted	% Change
Revenue	$17,839	$—	$17,839	0.0%
Cost of revenue	4,815	(21)	4,794	-0.4%
Operating expenses	13,989	(142)	13,847	-1.0%
Income (loss) before taxes	(947)	163	(784)	-17.2%
Income tax provision (benefit)	(319)	57	(262)	-17.9%
Net income	$(628)	$106	$(522)	-16.9%

EPS	$(0.02)	$—	$(0.02)

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	2010 Q3 Impact
	As reported	Adjustment	As adjusted	% Change
Revenue	$15,686	$—	$15,686	0.0%
Cost of revenue	5,284	50	5,334	0.9%
Operating expenses	14,190	305	14,495	2.1%
Income (loss) before taxes	(3,764)	(355)	(4,119)	9.4%
Income tax provision (benefit)	(1,359)	(124)	(1,483)	9.1%
Net income	$(2,405)	$(230)	$(2,635)	9.6%

EPS	$(0.09)	$(0.01)	$(0.10)

	2010 Q3 YTD Impact
	As reported	Adjustment	As adjusted	% Change
Revenue	$50,852	$—	$50,852	0.0%
Cost of revenue	14,814	28	14,842	0.2%
Operating expenses	40,026	155	40,181	0.4%
Income (loss) before taxes	(3,935)	(183)	(4,118)	4.7%
Income tax provision (benefit)	(1,373)	(64)	(1,437)	4.6%
Net income	$(2,562)	$(119)	$(2,681)	4.6%

EPS	$(0.10)	$(0.01)	$(0.11)
The As Adjusted column for the periods 2007, 2008, 2009 and the first and second quarters of 2010 reflects what would have been reported in those periods had the appropriate stock-based compensation expense been recorded in each period.
The As Adjusted column in the 2010 Q3 YTD 2010 period reflects the impact of excluding the cumulative out-of-period adjustment for the 2007, 2008 and 2009 periods that was corrected in the third quarter of 2010.
The As Adjusted column for the third quarter of 2010 reflects the impact of excluding both the cumulative out-of-period adjustment for the 2007, 2008 and 2009 periods and the out-of-period adjustments for the first and second quarters of 2010 that were also corrected in the third quarter of 2010.

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3100 Main Street, Suite 900 — Houston, TX 77002 — (713) 335-5151 — www.prospricing.com